FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – FEBRUARY 1, 2010

BAYTEX ENERGY TRUST TO PRESENT AT THE WORLD MONEYSHOW ORLANDO 2010

CALGARY, ALBERTA (February 1, 2010) - Baytex Energy Trust (“Baytex”) (TSX: BTE.UN; NYSE: BTE) is pleased to announce that Derek Aylesworth, Chief Financial Officer, will be presenting at The World MoneyShow Orlando 2010 on Thursday, February 4, 2010 at 9:50am EST (7:50am MST) in Orlando, Florida. Presentation slides and a link to the webcast will be available on the Baytex website, www.baytex.ab.ca, at the start of the presentation. The archived webcast of the presentation can also be accessed via the following URL for six months following the presentation:

http://www.moneyshow.com/video/details.asp?wkspid=9A417700DB574A69AE409A0A94767DBC&pf=1&scode=016671

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Baytex’s trust units are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Anthony Marino, President and Chief Executive Officer	Telephone: (403) 267-0708
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Brian Ector, Director of Investor Relations	Telephone: (403) 267-0702
Cheryl Arsenault, Investor Relations	Telephone: (403) 267-0761

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca